Directors:
A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J G
Hopwood,
G Marcus, J M McMahon
†
, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian,
°
Russian
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2502
Fax +27 11 484-0590
www.goldfields.co.za
EXECUTIVE
Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

12 June 2007
By EDGAR

Dear Mr. Hiller:
Re: Gold Fields Limited
Form 20-F for the year ended June 30, 2006
Filed on November 24, 2006
File No. 001-31318
We refer to the comment letter (the “Comment Letter”) dated May 17, 2007 of the staff (“Staff”) of the
Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on
the above referenced Form 20-F (the “2006 Form 20-F”) of Gold Fields Limited (“Gold Fields” or the
“Company”). We also refer to the response letter filed by the Company on June 8, 2007 in response to comments 1, 3 and 4 of the Comment Letter. This letter is being filed to respond to comment 2 of the Comment Letter. For your convenience, that comment is repeated below, prior to the response.
Management has discussed the content of this letter (the “Response Letter”) with its auditors.
Results of Operations – Years Ended June 30, 2006 and 2005, page 145
Depreciation and Amortization, page 150
2.
We have read your response to prior comment 2, explaining that you changed your method of calculating amortization to apply an amortization rate that will based on reserve estimates prepared as of the end of the second quarter of the preceding fiscal year (December 31) to production for the first nine months of the current fiscal year, and an amortization rate that will be based on reserve estimates as of the end of the second quarter of the current fiscal year to production for the last quarter of the current fiscal year. We understand that you previously utilized a single amortization rate of the entire fiscal year, based on your reserve estimates as of the end of the preceding fiscal year (June 30). You describe this change as having been implemented in connection with your decision to no longer report mineral reserve information that is current as of the end of the fiscal year covered by your annual report on Form 20-F.
Amortization Policy
While we understand that you may have established conventions which facilitate the process of calculating periodic units-of-production amortization, under U.S. GAAP you need to update the reserve estimates utilized in your formulas to reflect material information arising during the period, of which you become aware, including significant changes in your reserves, such as those resulting from acquisitions, dispositions or discoveries; and material changes in the assumptions underlying your reserve estimates, such as changes in your mine plan, actual yields that are inconsistent with prior assumptions, or changes in commodity prices or production costs, as indicated in the guidance on estimates in APB 20 and SFAS 154. You would also need to update your reserve information as of your current fiscal year-end to appropriately conduct impairment testing, following the guidance in paragraphs 16 through 21 of SFAS 144.
Please implement procedures for monitoring changes in these and other factors underlying your reserve estimates; assessing the implications of such changes on your reserve estimates, amortization computations and views on recoverability; and adjusting your amortization formulas and property account balances as necessary to take into account all changes having material effects in the period that such changes occur and in which you become aware of the information. Please submit an analysis showing haw the amortization expense you recorded each period would need to change to properly reflect material revisions in reserves and the related assumptions based on new information arising during the period, in advance of your scheduled reserve updates. Similarly, advise us of your views on asset recoverability, after taking into consideration all information that was known about your reserves on the balance sheet dates. Additionally, expand your accounting policy disclosure to discuss the procedures you implement.
Mineral Reserves
With regard to your preference for reporting non-current information about reserves in the Form
20-F, we ask that you read the guidance in General Instruction C(b), stating that “Unless an item directs you to provide information as of a specific date or for a specific period, …give the information in an annual report as of the latest practicable date.” In addition, you may find the following guidance within Industry Guide 7, applicable by way of the Instruction to Item 4 of
Form 20-F, helpful in understanding the reporting requirement for reserve information:
Paragraph (b)(4)(i) of Industry Guide 7 requires a “…description of the present condition of the property, the work completed by the registrant on the property, the registrant’s proposed program of exploration and development, and the current state of exploration and/or development of the property.”
Paragraph (b)(5) of Industry Guide 7 requires a description of the “…existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known,” also stating that if reserves have been established, disclose “…the estimated tonnages and grades (or quality, where appropriate) of such classes of reserves....”
Please also read Instruction 1(a) to Item 4.D of Form 20-F, requiring disclosure of “…material information about production, reserves, locations, developments and the nature of interest. If individual properties are of major significance to you, provide more detailed information about those properties....”
We do not believe that General Instruction C(b), or the Industry Guide 7 references to “present”
condition and “existing” economic significance accommodate a practice of not disclosing information that is current as of the end of the period covered by your report; and we do not see support for a view that reserves as of the end of the period, and changes in reserves during the period, would not constitute material information requiring disclosure pursuant to Item 4.D.
Given the interrelatedness of accounting and mineral reserve measurements necessary to comply with U.S. GAAP, coupled with the specific disclosure requirements cited above, we again ask that you amend your filing to update your reserve information through June 30, 2006, the end of your fiscal year.
Response
Amortization Policy
The Company acknowledges the Staff’s guidance and wishes to confirm that, in calculating depreciation, depletion and amortization for the periods presented, the Company already followed the approach suggested by the SEC by monitoring and assessing the implications of significant changes in the Company’s reserves that it became aware of during the relevant period, such as those resulting from acquisitions, dispositions or discoveries; and material changes in the assumptions underlying its reserve estimates, such as changes in mine plans, actual yields that are inconsistent with prior assumptions, or changes in commodity prices or production costs, as indicated in the guidance on estimates in APB 20 and SFAS 154. This is particularly relevant at the Company’s shorter-lived mines, such as those in Australia, where the
Company’s depreciation, depletion and amortization calculations are adjusted half-yearly particularly where there is a material change between the actual mine performance relative to the latest reserve estimates or where a mine is approaching end of mine life. At the Company’s longer-lived, South African operations, material changes have generally been limited, as discussed further below in response to the Staff’s comments on “Mineral Reserves”. The
Company also confirms that whenever there is a material change in the reserve estimate as of a fiscal year end, it updates its reserve information as of that fiscal year-end in order to appropriately conduct impairment testing, following the guidance in paragraphs 16 to 21 of
SFAS 144.
The Company proposes to clarify its accounting policy for the calculation of depreciation and amortization of mining assets by adding the following text:
“In calculating amortization and depreciation, account is taken of any major changes in the proven and probable reserves between formal reserve estimations resulting from acquisitions, dispositions or discoveries or changes in assumptions that have a material impact on the reserves that the Company becomes aware of. Such changes are accounted for on a prospective basis.
Mineral Reserves
The Company’s financial year-end was and remains June 30. The process as outlined below explains how the Company’s mineral reserves have been historically declared in its Annual
Reports on Form 20-F (“Forms 20-F”), and outlines the proposed declaration dates going forward. The Company notes that the 2006 Form 20-F was the first one for which its mineral reserve declaration was not made on the same date as its financial year-end. As part of what the Company believes to be an overall high-quality corporate control process, the Company regularly commissions independent mineral reserve audits of all of its producing and developing operations.

Prior to the year ended June 30, 2005 (“FY2005”)
Prior to FY2005 Gold Fields followed a comparatively onerous reporting regimen that involved three key phases:
First, a strategic plan (“SP1”) was prepared in October/November to model, test and rank a number of potential production plan scenarios;
Secondly, a detailed two-year operations plan (“OP”) was then prepared by the mining operations’ management teams and the mineral resource management department during
February/March in the following year based on findings of the SP1; and
Finally, a second strategic plan (“SP2”) was prepared during April/May, which provided the final technical and economic basis for the annual mineral reserve estimate as at June 30.
The SP2 comprised the life of mine production plan (“LoM”) and associated economic/financial model per mining asset, and was underpinned by the generation of a comprehensive
Competent Person’s Report (“CPR”) detailing the techno-economic inputs and processes inherent to the declaration. The estimated mineral reserve as at June 30 was audited by the
Company’s Corporate Mineral Resource Management team, and was consolidated and presented to the Company’s Executive team, followed by the Board of Directors for final approval during August. The timing of the approval process in accordance with the Company’s decision framework policy resulted in the final mineral reserve numbers only being available to the Gold Fields financial department at least two months after the closure of that year’s financial year-end and thus into the new financial year. Consequently, the financial year-end amortization and impairment calculations were conducted using the previous financial year’s mineral reserve figures. However, these figures were adjusted during the year for any significant changes noted, either through the process steps described in phases 1 to 3 above, or from operational data received directly from the mine operations meetings held on a monthly basis throughout the year. In this respect, the Company wishes to advise the Staff that its longer-life South
African operations (with a typical life of mine of between 13 and 35 years) are less sensitive to short-term changes than its shorter-life operations, such as those in Australia (with a typical life of mine of between 2 and 5 years). At these shorter life operations the Company updates its reserve estimations and depreciation, depletion and amortization calculations more frequently.
Process from FY2005 onward
Operationally, the Company undertook a review of the pre-FY2005 strategic and business planning process in calendar 2005, and the conclusion was that operationally, a revision was clearly warranted to reduce what was effectively a duplication of the Strategic/LoM planning process either side of the operations plan, as well as to rectify the delayed availability of the mineral reserves post the financial year-end date.
In order to remedy this duplication, for the first time, Gold Fields reported its Mineral Reserves as at 31 December 2005, only six months after the prior declaration, to provide for only one strategic LoM plan that logically leads into the operations plan; the first two years of the strategic LoM plan are typically closely aligned to the two-year operations plan. The financial year-end amortization and impairment calculations for the year ended June 30, 2006
(“FY2006”) were conducted using the approved mineral reserves from June 30, 2005 for the first nine months of the financial year (i.e., through March 31, 2006) and the approved mineral reserves from December 31, 2005 adjusted for three months depletion to April 1, 2006 for the last three months of the financial year. Consistent with prior years, any material issues arising during the final 3-month period or during the previous 9-month period were taken cognizance of in calculating depreciation, depletion and amortisation. This same process is currently being followed for the financial year-end amortization calculations to be made for the year ending
June 30, 2007 (“FY2007”).
As outlined during the conference call with the Staff on the May 29, 2007, the Company views this operational reporting process as representing a significant improvement to the relevance, transparency and materiality of its reporting of its mineral reserve figures as well as aligning financial reporting at fiscal year-end to the most recent mineral reserve statement.
Recognition of the Staff’s requirements and the way forward from the financial year ending June
30, 2008 (“FY2008”)
The Company, however, fully recognizes the Staff’s point of view and fully appreciates the preference for maintaining industry standard procedures. The Company is therefore proposing to revert back to financial year-end aligned reserve declarations for FY2008 onwards. In addition to this proposed change, the Company proposes the following to address the non-
alignment of the mineral reserve declaration and the financial year-end for FY2006 and
FY2007:
The Company will amend its FY2006 Form 20-F to provide a relevant mineral reserve statement as at June 30, 2006, which will be in alignment with the FY2006 year-end. This statement will be sourced from the CPR generated by Snowden Mining Industry Consultants in connection with Gold Fields’ recent acquisition of Western Areas Limited. This comprehensive techno-economic review of the Company and statement of its compliant mineral reserves as at
June 30, 2006 was derived by applying mined depletion to the December 31, 2005 figures and taking cognizance of any material changes to technical and financial input parameters. The
Company will also revise its description of the methodology applied for calculating its mineral reserves to explain the foregoing approach.
For the FY2007 Form 20-F, the Company will provide for a relevant mineral reserve statement as at June 30, 2007. The December 31, 2006 statement will be referenced and, where warranted, account will be taken of all material changes to technical and economic factors, including mined depletion to June 2007. Again, the description of the methodology applied for calculating mineral reserves will explain the approach used.
The Company, however, would like to advise the Staff of the status of the South Deep mining operation in South Africa which was acquired by Gold Fields in January 2007.
South Deep is a very large, complex and long life operation that the Company must subject to a comprehensive review using embedded Company processes and protocols before an updated mineral reserve can be established. Until the review is complete, the Company notes that it is reporting the acquisition mineral reserve figures as generated by the operation’s previous owners. An independent review panel (“IRP”) provided advice and assistance to South Deep’s prior owners during the preparation of the reserve statement for the 2005 calendar year-end regulatory disclosure by South Deep’s prior owners. The IRP considered this 2005 statement to be compliant with the SAMREC Code and the South Deep reserves, reported by the
Company as at 31 December 2006, reflect minor modifications to the IRP statement relating to changes to the layout of the mine and mined depletion.

The Company will endeavor to complete its own internal reserving process for South Deep as soon as is practically possible. Once the process is completed, Gold Fields will include the updated reserve statement for the South Deep operation under Gold Fields management. In respect of South Deep, Gold Fields expects that its June 30, 2007 reserve statement will therefore reflect only an adjustment for mined depletion for the six months from December 31,
2006 to June 30, 2007.
Going forward, starting with the FY2008 financial year-end and the associated Form 20-F, the
Company will re-align its mineral reserve declaration date to that of the financial year-end
(presently June 30). Starting in FY2008, the strategic LoM will reflect the reserve position as from the beginning of the new financial year.
Supplemental information
Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
* * * * *
Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 644 2502 or via e-mail at nholland@goldfields.co.za.

Yours sincerely,

/s/ Nicholas Holland

Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
cc: Lily Dang, Securities and Exchange Commission
Jenifer Gallagher, Securities and Exchange Commission
Ken Schuler, Securities and Exchange Commission
Michael Fleischer, Gold Fields Limited
Paul Schmidt, Gold Fields Limited
Jennifer Schneck, Linklaters